Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

Amendment No. 1 to the Amended and Restated Bylaws (the “Bylaws”) of Southern National Bancorp of Virginia, Inc., a Virginia corporation (the “Corporation”), adopted by the Board of Directors of the Corporation at a meeting of the Board of Directors on October 13, 2009.

Article IV, Section 4.2 of the Bylaws is hereby deleted and replaced in its entirety to read as follows:

4.2. Classification, Term and Qualifications. The Board of Directors shall be divided into three classes as set forth in the Articles of Incorporation. No person shall be eligible for election, reelection, appointment or reappointment to the Board of Directors if such person is 75 years of age or older; provided, however, that any person serving as an initial director of the Corporation shall be eligible for reelection subsequent to his or her 75th birthday.